Exhibit 99.1

Safe Bulkers, Inc. Announces a Two-Year Time Charter with a Forward Delivery Date for a Kamsarmax-Class Vessel at $18,350 Gross Daily Rate

ATHENS, GREECE - December 14, 2010 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), announced today that it has entered into a new period time charter for one of its 82,300 dwt Kamsarmax-class vessels, for a duration of 2 years with a forward delivery date in the third quarter of 2011, at a gross daily charter rate of $18,350, less 3.5% total commissions. The Company currently estimates that its contracted charter coverage, including newbuilds, as of December 14, 2010, is 82% for 2011, 61% for 2012 and 54% for 2013.

Dr. Loukas Barmparis, President of the Company, said: “We are happy to announce this new time charter, which enhances the visibility of our future cash flows. This time charter is within the context of our overall policy to secure stable cash flows with credible charterers.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 16 drybulk vessels, all built post-2003, and the Company has contracted to acquire eight additional drybulk newbuild vessels to be delivered at various times through 2013.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 210 899 4980

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com